UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of extra-ordinary general meeting of shareholders of Videocon d2h Limited (the “Company”) dated September 4, 2017.

This is with reference to the 6K filed by the Company on August 10, 2017, in relation to the Extra-ordinary General Meeting of the Company for the purpose of issue and allotment of Earn-out Shares in terms of the Contribution Agreement entered with Silver Eagle Acquisition Corp on 31st December 2014.

In this regard, the shareholders of the Company at their extra-ordinary general meeting held on August 4, 2017, have accorded their consent to issue and allot 3,999,984 Bonus Equity Shares of Rs. 10 each, credited as fully paid up, to Global Eagle Acquisition LLC , by way of a bonus issue so as to satisfy the obligation in terms of the Contribution Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 05, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman